 Exhibit 99.1

Fuling Global Enters into Definitive Merger Agreement for Going Private Transaction

WENLING, China, September 1, 2020 -- Fuling Global Inc. (Nasdaq: FORK) (“Fuling Global,” or the “Company”), a manufacturer and distributor of mainly environmentally-friendly plastic and paper foodservice disposable products, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Fuling ParentCo Inc., an exempted company with limited liability incorporated under the law of the Cayman Islands (“Parent”) and Fuling MergerCo Inc., an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), in an all-cash transaction in which the Company will be acquired by a buyer group (the “Buyer Group”) comprised of Ms. Guilan Jiang, founder and chairwoman of the board of directors (the “Board”) of the Company, her extended family members who are also shareholders of the Company (together with Ms. Guilan Jiang, collectively, the “Rollover Shareholders”), and Mr. Qijun Huang, an individual financial investor.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company, par value $0.001 per share (each, a “Share”), issued and outstanding immediately prior to the Effective Time other than Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement), will be cancelled and cease to exist in exchange for the right to receive US$2.35 in cash (the “Merger Consideration”) without interest, and net of any applicable withholding tax.

The Merger Consideration represents a premium of 15.2% over the Company’s closing price of US$2.04 per Share as quoted by NASDAQ Capital Market (the “NASDAQ”) on June 19, 2020, the last trading day prior to the day when the Company received a non-binding “going private” proposal from members of the Buyer Group. The Merger Consideration also represents an increase of approximately 7.8% over the US$2.18 per Share initially offered by the Buyer Group in its initial “going-private” proposal on June 20, 2020, and a premium of approximately 11.9% over the Company’s closing price of US$2.10 per Share on August 31, 2020, the last trading day prior to issuance of this press release.

The Buyer Group intends to fund the Merger with a combination of rollover equity and cash, and has delivered copies of executed equity commitment letters to the Company.

The Board, acting upon the unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close during the fourth quarter of 2020, is subject to customary closing conditions, including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. The Rollover Shareholders have agreed to vote all of the Shares they beneficially own, which represent approximately 70.4% of the Company’s issued and outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. The Company will call a meeting of shareholders for the purpose of voting on the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement as soon as practicable. If the Merger is completed, the Company will continue its operations as a privately held company and will be wholly owned by the Buyer Group and, as a result of the Merger, the Company will no longer be listed on the NASDAQ.

Houlihan Lokey (China) Limited is serving as the financial advisor to the Special Committee. King & Wood Mallesons, LLP is serving as the U.S. legal counsel to the Special Committee. Conyers Dill & Pearman is serving as the Cayman Islands legal counsel to the Special Committee. Kaufman & Canoles, P.C. is serving as the U.S. legal counsel to the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as the U.S. legal counsel to the Buyer Group.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Fuling Global Inc.

Fuling Global manufactures and distributes mainly environmentally-friendly disposable serviceware for the foodservice industry, with six precision manufacturing facilities in the U.S., Mexico, Indonesia and China. The Company’s plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers, including some of the world’s most notable quick-service restaurants and retailers, primarily in the U.S., China, Canada and European countries. More information about the Company can be found at: http://ir.fulingglobal.com/.

For more information, please contact:

PondelWilkinson Inc.
Judy Lin Sfetcu / Roger Pondel
Email: jsfetcu@pondel.com
Phone: +1-310-279-5980

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